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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Synova Healthcare Group, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

87163H 10 2

(CUSIP Number)

January 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 87163H 10 2	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

2,055,165 (1)
6 SHARED VOTING POWER

1,750 (1)
7 SOLE DISPOSITIVE POWER

48,250 (1)
8 SHARED DISPOSITIVE POWER

1,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,056,915 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	See Item 4 herein.

2 of 6

Item 1(a).	Name of Issuer:

Synova Healthcare Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1400 N. Providence Road, Suite 6010 Media, PA 19063

Item 2(a).	Name of Person Filing:

David J. Harrison

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1400 N. Providence Road, Suite 6010 Media, PA 19063

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

87163H 10 2

Item 3.	Not applicable.

Item 4.	Ownership:[1]

(a) Amount beneficially owned: As of January 12, 2007, and subject to the information included in this Item 4, Mr. Harrison beneficially owned 2,056,915 shares of Common Stock, including (i) 1,887,165 shares of Common Stock owned directly, (ii) options to purchase 131,250 shares of Common Stock held directly by Mr. Harrison; (iii) 17,500 shares of Common Stock underlying 6.5% Senior Convertible Promissory Notes held directly by Mr. Harrison; (iv) 19,250 shares of Common Stock underlying common stock purchase warrants held directly by Mr. Harrison; and (v) 1,750 shares of Common Stock held of record by members of Mr. Harrison’s immediate family.

The filing of this Schedule 13G shall not be construed as an admission that (a) Mr. Harrison is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by Mr. Harrison.

(b) Percent of class: 11.5% (based on 17,686,780 shares of Common Stock outstanding as of January 12, 2007).

(c) Number of shares as to which Mr. Harrison has:

(i)     sole power to vote or to direct the vote: 2,055,165 shares of Common Stock, including (i) 1,887,165 shares of Common Stock; (ii) options to purchase 131,250 shares of Common Stock held directly by Mr. Harrison; (iii) 17,500 shares of Common Stock underlying 6.5% Senior Convertible Promissory Notes held directly by Mr. Harrison; and (iv) 19,250 shares of Common Stock underlying Common Stock purchase warrants held directly by Mr. Harrison.

(ii) shared power to vote or to direct the vote: 1,750 shares of Common Stock, together with a member of Mr. Harrison’s immediate family who holds record ownership of such shares.

(iii)  sole power to dispose or to direct the disposition of: 48,250 shares of Common Stock, including shares of Common Stock that may be received upon (i) the exercise of options to purchase up to 131,250 shares of Common Stock held directly by Mr. Harrison; (ii) the conversion of 6.5% Senior Convertible Promissory Notes held directly by Mr. Harrison (pursuant to which 17,500 shares of Common Stock may presently be received upon the conversion in full of such notes); and (iii) the exercise of Common Stock purchase warrants held directly by Mr. Harrison (pursuant to which 19,250 shares of Common Stock may presently be received upon the exercise in full of such warrants).

(iv) shared power to dispose or to direct the disposition of: 1,750 shares of Common Stock, together with a member of Mr. Harrison’s immediate family who holds record ownership of such shares.

On January 12, 2007, Mr. Harrison agreed for a period of three years not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or directly, or announce the offering of, any shares beneficially owned by Mr. Harrison, except for the sale of up to 50,000 shares of Common Stock per calendar quarter. The limitations on Mr. Harrison’s power to dispose or to direct the disposition of shares of Common Stock that may be beneficially owned by him, as described in Item 5(c)(iii) and (iv) above, are as a result of this agreement.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

[1]	The percentage of Common Stock beneficially owned by Mr. Harrison reported herein is based on the information provided by the Issuer as of January 12, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007	/s/ David J. Harrison
David J. Harrison